                                               Filed Pursuant to Rule 424(b)(5)
                                               Registration No. 33-49507

PROSPECTUS SUPPLEMENT
(To Prospectus dated May 7, 1993)

                                  $250,000,000

                                [REPUBLIC LOGO]

                         REPUBLIC NEW YORK CORPORATION
                     7.20% SUBORDINATED DEBENTURES DUE 2097

    The 7.20% Subordinated Debentures Due 2097 (the "Debentures") being offered hereby will mature on July 15, 2097. Interest on the Debentures will be payable semiannually on January 15 and July 15 of each year (each, an "Interest Payment Date"), commencing with the Interest Payment Date on January 15, 1998. The Debentures are subject to the Corporation's right to shorten the maturity of the Debentures, and/or to redeem the Debentures if a Tax Event (as defined herein) occurs. In the event the maturity of the Debentures is shortened, a taxable event for United States federal income tax purposes to beneficial owners of the Debentures may occur. See "Description of Debentures -- Conditional Right to Shorten Maturity" and -- "Tax Event Redemption."

    The Debentures are direct, unsecured general obligations of Republic New York Corporation (the "Corporation") and are subordinated to all present and future Senior Indebtedness of the Corporation as defined in the accompanying Prospectus. The Debentures are being issued under an indenture which provides for the right of acceleration of the payment of principal of the Debentures upon the bankruptcy or insolvency of the Corporation or the insolvency or appointment of a receiver for the Corporation's principal subsidiary, Republic National Bank of New York, but, unlike issuances of the Corporation's subordinated debt securities under the Corporation's other subordinated indentures, does not provide for the right of acceleration of the payment of principal of the Debentures upon default in the payment of principal or interest or in the performance of any covenant contained in the indenture under which the Debentures are being issued. See "Description of Debentures -- Subordination of Debentures to Senior Indebtedness" herein and "Description of Debt
Securities -- Events of Default, Notice and Waiver" in the accompanying Prospectus.

    The Debentures will be issued and transferable in fully registered book-entry form. Ownership interests in the Debentures will be shown on, and transfers thereof will be effected only through, records maintained by The Depository Trust Company, as Depository, and its participants. Except as provided herein, Debentures in definitive form will not be issued. See "Description of Debt Securities -- Book-Entry Securities" in the accompanying Prospectus.

 THE DEBENTURES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR NONBANK SUBSIDIARY OF THE CORPORATION AND ARE NOT INSURED BY THE FEDERAL
       DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY OR
                                INSTRUMENTALITY.
                         ------------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                                                    PRICE TO         UNDERWRITING        PROCEEDS TO
                                                    PUBLIC(1)         DISCOUNT(2)     CORPORATION(1)(3)
--------------------------------------------------------------------------------------------------------
Per Debenture..................................       98.763%            .471%             98.292%
--------------------------------------------------------------------------------------------------------
Total..........................................    $246,907,500       $1,177,500        $245,730,000
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from July 22, 1997 to date of delivery.
(2) The Corporation has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(3) Before deducting expenses payable by the Corporation estimated to be
    $100,000.
                         ------------------------------

    The Debentures are offered by the Underwriter subject to prior sale, when, as and if delivered to and accepted by the Underwriter, and to certain other conditions. See "Underwriting." The Underwriter reserves the right to withdraw, cancel or modify the offer and to reject orders in whole or in part. It is expected that the Debentures will be available for delivery in New York, New York, on or about July 22, 1997.
                         ------------------------------

                            BEAR, STEARNS & CO. INC.

                                 JULY 17, 1997

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEBENTURES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. SEE "UNDERWRITING."

                         REPUBLIC NEW YORK CORPORATION

     The Corporation is a bank holding company incorporated in Maryland. At March 31, 1997, the Corporation had consolidated total assets of $55.0 billion and stockholders' equity of $3.2 billion. Its principal asset is the capital stock of Republic National Bank of New York (the "Bank"). Management expects that the Bank will remain the Corporation's principal asset and source of revenue and net income in the foreseeable future. As of March 31, 1997, the Bank accounted for approximately 90% of the consolidated assets and consolidated net income of the Corporation. Based on total assets at December 31, 1996, the Corporation was the eighteenth largest bank holding company in the United States.

     The Bank is a commercial bank which provides a variety of banking and financial services on a worldwide basis to corporations, financial institutions, governments and individuals. At March 31, 1997, the Bank had total assets of $48.8 billion, total deposits of $32.1 billion and total stockholder's equity of $3.2 billion. The Bank owns approximately 49.0% of Safra Republic Holdings S.A., a European-based bank holding company with six banking subsidiaries located in France, Gibraltar, Guernsey, Luxembourg, Monaco and Switzerland.

                            APPLICATION OF PROCEEDS

     The net proceeds to be received by the Corporation from the sale of the Debentures offered hereby will be used for general corporate purposes, including, from time to time, the making of advances to its subsidiaries, principally, the Bank. Such advances may require the approval of bank regulatory authorities, and, pending ultimate application, the net proceeds may be used to make short-term investments or reduce short-term borrowings. Management anticipates that the Corporation may, from time to time, engage in additional debt financings.

                         SUMMARY FINANCIAL INFORMATION

     The following table sets forth, in summary form, certain financial data of the Corporation for each of the years in the five-year period ended December 31, 1996, and for the three months ended March 31, 1996 and 1997, and is qualified in its entirety by the detailed information and consolidated financial statements included in the documents incorporated by reference in the accompanying Prospectus.

                                                                                                           THREE MONTHS ENDED
                                                       YEARS ENDED DECEMBER 31,                               MARCH 31,(1)
                                  -------------------------------------------------------------------   -------------------------
                                     1992          1993          1994          1995          1996          1996          1997
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)             (UNAUDITED)
Consolidated Summary of Income:
  Net interest income...........  $   720,364   $   775,851   $   846,474   $   818,899   $   962,185   $   223,086   $   253,555
  Provision for credit losses...      120,000        85,000        19,000        12,000        32,000         4,000         4,000
  Net interest income after
    provision for credit
    losses......................      600,364       690,851       827,474       806,899       930,185       219,086       249,555
  Other operating income........      302,247       395,472       386,368       412,881       446,115       107,272       126,405
  Other operating expenses......      555,342       634,965       721,476       821,665(2)    785,754       184,349       214,187
  Income before income taxes....      347,269       451,358       492,366       398,115       590,546       142,009       161,773
  Net income....................      258,883       301,205       340,008       288,649       418,840        99,592       110,244
  Net income applicable to
    common stock................      230,497       272,790       305,598       252,182       387,322        91,815       103,806
Per Share of Common Stock:
  Net income per share (after
    dividends on preferred
    stock):
    Primary.....................  $      4.42   $      5.20   $      5.79   $      4.66   $      6.97   $      1.64   $      1.89
    Fully diluted...............         4.32          5.05          5.61          4.59          6.97          1.64          1.89
  Book value....................        32.71         41.57         37.38         43.24         50.01         44.03         51.32
  Dividends declared............         1.00          1.08          1.32          1.44          1.52          0.38          0.46
Dividend Payout Ratio(3)........        23.15%        21.39%        23.53%        31.37%        21.81%        23.17%        24.34%
Average Number of Common Shares
  Outstanding (in thousands):
    Primary.....................       52,204        52,466        52,736        54,060        55,595        56,021        54,809
    Fully diluted...............       56,020        56,321        56,534        56,199        55,595        56,021        54,809
Consolidated Average Balances:
  Interest-bearing deposits with
    banks.......................  $ 7,792,737   $ 7,452,339   $ 7,878,149   $ 7,627,905   $ 5,697,285   $ 5,940,713   $ 4,765,059
  Investment securities.........   11,927,912    14,177,927    13,156,678    13,008,038    19,411,217    17,848,696    21,575,383
  Loans, net of unearned
    income......................    8,732,432     8,890,559     9,894,195     9,527,725    11,979,678    11,171,985    13,336,251
  Interest-earning assets.......   29,962,625    32,560,058    33,362,571    32,697,960    40,018,656    37,199,517    42,951,286
  Total assets..................   33,667,270    37,371,326    41,421,947    41,514,836    48,634,040    46,029,476    53,022,006
  Total deposits................   18,634,036    20,951,074    22,096,833    22,922,932    28,631,975    25,781,262    31,112,093
  Total long-term debt..........    4,148,477     4,637,595     4,924,002     4,120,206     4,019,216     3,923,446     4,194,480
  Preferred stock...............      540,984       556,425       630,592       635,457       574,685       575,000       480,064
  Common stockholders' equity...    1,625,157     1,808,857     2,010,976     2,149,970     2,541,687     2,445,275     2,787,584
Return on:
  Average interest-earning
    assets(4)...................         0.86%         0.93%         1.02%         0.88%         1.05%         1.08%         1.04%
  Average total assets(4).......         0.77          0.81          0.82          0.70          0.86          0.87          0.84
  Average common stockholders'
    equity(5)...................        14.18         15.08         15.20         11.73         15.24         15.10         15.10
Average Stockholders' Equity(6)
  to:
  Average total assets..........         6.43%         6.33%         6.38%         6.71%         6.41%         6.56%         6.16%
  Average loans, net of unearned
    income......................        24.81         26.60         26.70         29.23         26.01         27.03         24.50
Consolidated Ratio of Earnings
  to Fixed Charges(7)
    Excluding interest on
      deposits..................         1.66x         1.94x         1.96x         1.79x         1.98x         2.00x         1.99x
    Including interest on
      deposits..................         1.26          1.39          1.37          1.24          1.31          1.32          1.33

---------------

(1) The results of operations for the three months ended March 31, 1996 and 1997 are not audited, but, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods have been included. The results for the three months ended March 31, 1997, which include rate of return ratios on an annualized basis, are not necessarily indicative of the results that may be expected for the full year or any other interim period.

(2) Includes a provision for restructuring and related charges of $120.0 million.

(3) Calculated as dividends declared per common share divided by fully diluted earnings per common share.

(4) Based on net income.

(5) Based on net income applicable to common stock.

(6) Stockholders' equity includes preferred stock and common stockholders' equity.

(7) For the purpose of computing the consolidated ratio of earnings to fixed charges, earnings represent consolidated income before income taxes plus fixed charges. Fixed charges excluding interest on deposits consist of interest on long-term debt and short-term borrowings and one-third of rental expense (which is deemed representative of the interest factor). Fixed charges including interest on deposits consist of the foregoing items plus interest on deposits.

                           DESCRIPTION OF DEBENTURES

     The following description of the particular terms of the Debentures offered hereby (referred to herein as the "Debentures" and in the accompanying Prospectus as the "Subordinated Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Securities set forth in the accompanying Prospectus, to which description reference is hereby made.

GENERAL

     The Debentures offered hereby will be limited to $250,000,000 aggregate principal amount and will mature on July 15, 2097. Interest on the Debentures will accrue from July 22, 1997, at the rate per annum shown on the cover page of this Prospectus Supplement, and will be payable semiannually on January 15 and July 15 of each year, beginning on January 15, 1998, to the persons in whose names the Debentures are registered at the close of business on the preceding January 1 and July 1, respectively. The Debentures will be issued under an Indenture dated as of October 15, 1992, as supplemented by a First Supplemental Indenture dated as of April 15, 1993 (the "1992 Subordinated Indenture") between the Corporation and Citibank, N.A. (the "Trustee"). The following statements are brief summaries of certain provisions contained in the 1992 Subordinated Indenture, do not purport to be complete and are qualified in their entirety by reference to the 1992 Subordinated Indenture, a copy of which has been filed as an exhibit to the Registration Statement and is also available for inspection at the corporate trust office of the Trustee at 120 Wall Street, 13th Floor, New York, New York. Unless otherwise defined herein, any defined terms used below shall have the meanings assigned in the 1992 Subordinated Indenture.

     The Debentures are direct, unsecured general obligations of the Corporation and, as described below, are subordinated in right of payment to Senior Indebtedness (as defined in the 1992 Subordinated Indenture) of the Corporation. The ability of the Corporation to pay the principal of and interest on the Debentures will be dependent, to a substantial degree, upon the payment of dividends and other charges to the Corporation by the Bank. For a discussion of the status of certain rights of the Corporation in respect of the Bank and certain limitations on the relationship between them which affect holders of the Debentures, see "Republic New York Corporation" in the accompanying Prospectus.

     The Debentures will be represented by one or more global Debentures (each a "Global Debenture") registered in the name of The Depository Trust Company, or its nominee or any successor thereof (the "Depository"). Except as set forth in the accompanying Prospectus, the Debentures will not be exchangeable for certificated forms of Debentures. See "Description of Debt
Securities -- Book-Entry Securities" in the accompanying Prospectus.

     Principal and interest will be payable at the office or agency of the Corporation maintained for such purpose in the Borough of Manhattan, The City of New York (which will initially be the corporate trust office of the Trustee), except that, at the option of the Corporation, interest may be paid by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register. Payments on the Debentures to an owner of beneficial interest in a Global Debenture will be made as described in the accompanying Prospectus under "Description of Debt Securities -- Book-Entry Securities."

     The Debentures will be issued and transferable only in fully registered book-entry form in denominations of $1,000 and integral multiples thereof.

     The Debentures are not savings accounts, deposits or other obligations of any bank or nonbank subsidiary of the Corporation and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

     The Debentures are intended to be included as regulatory capital under interpretations of the Board of Governors of the Federal Reserve System relating to subordinated debt issued after September 4, 1992, and as a result, contain subordination and acceleration provisions different from, and covenants more limited than, issuances of the Corporation's Subordinated Securities under the Corporation's subordinated indentures other than the 1992 Subordinated Indenture. See "Description of Debt Securities -- The Indentures" in the accompanying Prospectus.

CONDITIONAL RIGHT TO SHORTEN MATURITY

     The Corporation intends to deduct interest paid on the Debentures for United States federal income tax purposes. However, legislation proposed by the United States Department of the Treasury on February 6, 1997, as part of President Clinton's Fiscal 1998 Budget Proposal, contained a provision (similar to a provision of a 1996 proposed bill) which, among other things, generally would deny an interest deduction for interest paid or accrued on debt instruments with a maximum weighted average maturity of more than 40 years, such as the Debentures. The House of Representatives subsequently passed the Taxpayer Relief Act of 1997 (the "Bill") which contained a provision that would deny an interest deduction for certain types of debt but the Bill omitted the President's proposal regarding debt with a term of more than 40 years. The Senate version of the Bill did not contain a similar provision. While none of these proposals has become law as of the date hereof, there can be no assurance that similar legislation affecting the Corporation's ability to deduct interest paid on the Debentures will not be enacted in the future or that any such legislation would not have a retroactive effective date.

     Upon the occurrence of a Tax Event (as defined below), the Corporation will have the right to shorten the maturity of the Debentures to the minimum extent required, in the opinion of nationally recognized tax counsel, such that, after the shortening of the maturity, interest paid on the Debentures will be deductible for United States federal income tax purposes or, if such counsel is unable to opine definitively as to such a minimum period, the minimum extent so required as determined in good faith by the Board of Directors of the Corporation, after receipt of an opinion of such counsel regarding the applicable legal standards. There can be no assurance that the Corporation would not exercise its right to shorten the maturity of the Debentures upon the occurrence of such a Tax Event or as to the period by which such maturity would be shortened. In the event that the Corporation elects to exercise its right to shorten the maturity of the Debentures on the occurrence of a Tax Event, the Corporation will mail a notice of shortened maturity to each holder of the Debentures by first-class mail not more than 60 days after the occurrence of such Tax Event, stating the new maturity date of the Debentures. Such notice shall be effective immediately upon mailing.

     The Corporation believes that the Debentures should constitute indebtedness for United States federal income tax purposes under current law; accordingly, an exercise of its right to shorten the maturity of the Debentures would not be a taxable event to holders for such purposes. Prospective investors should be aware, however, that the Corporation's exercise of its right to shorten the maturity of the Debentures will be a taxable event to holders for United States federal income tax purposes if the Debentures are treated as equity for United States federal income tax purposes before the maturity is shortened, assuming that the Debentures of shortened maturity are treated as debt for such purposes. Prospective investors should also be aware that because the payments under the Debentures may be altered in the case of a Tax Event, the Internal Revenue Service might contend that the Debentures have contingent interest, in which case special rules (including the possible characterization of gain on the sale of the Debentures as ordinary income) would apply. However, the Corporation does not intend to treat the Debentures as contingent payment debt instruments.

     "Tax Event" means that the Corporation shall have received an opinion of nationally recognized tax counsel to the effect that, as a result of (a) any amendment to, clarification of, or change (including any announced prospective amendment, clarification or change) or any proposed amendment to, clarification of, or change (including any announced prospective change) in any law, or any regulation thereunder, of the United States or any political subdivision thereof or therein affecting taxation, (b) any judicial decision, official administrative pronouncement, published or private ruling, regulatory procedure, notice or announcement, including any notice or announcement of intent to adopt or promulgate any ruling, regulatory procedure or regulation (any of the foregoing, an "Administrative or Judicial Action"), or (c) any amendment to, clarification of, or change in any official position with respect to, or any interpretation of, an Administrative or Judicial Action or a law or regulation of the United States that differs from the theretofore generally accepted position or interpretation, in each case, occurring or effective on or after the date of the issuance of the Debentures, there is more than an insubstantial increase in the risk that interest paid by the Corporation on the Debentures is not, or will not be, deductible, in whole or in part, by the Corporation for United States federal income tax purposes.

TAX EVENT REDEMPTION

     If a Tax Event occurs and in the opinion of nationally recognized tax counsel, there would, notwithstanding any shortening of the maturity of the Debentures, be more than an insubstantial risk that interest paid by the Corporation on the Debentures is not, or will not be, deductible, in whole or in part, by the Corporation for United States federal income tax purposes, the Corporation will have the right, within 90 days following the occurrence of such Tax Event, to redeem the Debentures in whole (but not in part), on not less than 30 or more than 60 days' notice mailed to holders of the Debentures, at a redemption price equal to the greater of (i) 100% of the principal amount of the Debentures and (ii) the sum of the present values of the Remaining Scheduled Payments thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points, together in either case with accrued interest on the principal amount being redeemed to the date of redemption.

     Prospective investors should be aware that because the payments under the Debentures may be altered in the case of a Tax Event, the Internal Revenue Service might contend that the Debentures have contingent interest, in which case special rules (including the possible characterization of gain on the sale of the Debentures as ordinary income) would apply. However, the Corporation does not intend to treat the Debentures as contingent payment debt instruments.

     "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the second business day immediately preceding such redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Debentures. "Independent Investment Banker" means a Reference Treasury Dealer appointed by the Corporation.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, the Reference Treasury Dealer Quotation for such redemption date. "Reference Treasury Dealer Quotation" means, with respect to the Reference Treasury Dealer and any redemption date, the average, as determined by the Calculation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Calculation Agent by such Reference Treasury Dealer as of 3:30 p.m., New York City time on the third business day preceding such redemption date.

     "Reference Treasury Dealer" means Bear, Stearns & Co. Inc. or another nationally recognized investment banking firm that is a primary U.S. Government securities dealer in New York City.

     "Calculation Agent" shall mean a nationally recognized commercial or investment bank selected by the Corporation in consultation with Bear, Stearns & Co. Inc.

     "Remaining Scheduled Payments" means, with respect to each Debenture to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such Debenture, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

     On and after the redemption date, interest will cease to accrue on the Debentures. On or before any redemption date, the Corporation shall deposit with a paying agent (or the Trustee) money sufficient to pay the redemption price of and accrued interest on the Debentures to be redeemed on such date.

SUBORDINATION OF DEBENTURES TO SENIOR INDEBTEDNESS

     The payment of the principal of and interest on the Debentures is subordinated in right of payment, as set forth in the 1992 Subordinated Indenture, to the prior payment in full of all Senior Indebtedness and, in certain circumstances relating to the insolvency of the Corporation, to the Other Obligations (consisting of certain obligations associated with derivative products), whether outstanding on the date of the 1992 Subordinated Indenture or thereafter incurred. At March 31, 1997, the Senior Indebtedness, including Other Obligations, was approximately $1.050 billion.

     The terms "Senior Indebtedness" and "Other Obligations" are defined in the 1992 Subordinated Indenture and in the accompanying Prospectus. See "Description of Debt Securities -- Subordination of Subordinated Securities." The definition of Senior Indebtedness in the 1992 Subordinated Indenture is broader than the similar term in the Corporation's 1986 Subordinated Indenture and, as a result, the Debentures are subordinated to, among other things, the Other Obligations included in the definition of Senior Indebtedness in the 1992 Subordinated Indenture. See "Description of Debt Securities -- Subordination of Subordinated Securities -- 1992 Subordinated Indenture" in the accompanying Prospectus.

     In the event of default in the payment of principal of (or premium, if any) or interest on any Senior Indebtedness (other than Other Obligations) or the principal of Subordinated Securities shall have been declared due and payable, the holders of Senior Indebtedness (other than Other Obligations) will generally be entitled to receive payment of amounts due thereon before payments are made to the holders of the Debentures or other Subordinated Securities. See "Description of Debt Securities -- Subordination of Subordinated
Securities -- Subordination Provisions" in the accompanying Prospectus.

     Upon any payment or distribution of assets to creditors upon bankruptcy, insolvency, receivership or similar proceedings of the Corporation, (i) the holders of all Senior Indebtedness (other than Other Obligations) will first be entitled to receive payment in full of all amounts due or to become due thereon before holders of the Debentures will be entitled to receive any payment in respect of the principal of or interest on the Debentures and (ii) if, after giving effect to the operation of clause (i) above, amounts remain available for payment or distribution in respect of the Debentures (any such remaining amount being defined in the 1992 Subordinated Indenture as the "Excess Proceeds") and creditors in respect of Other Obligations have not received payment in full of all amounts due or to become due thereon, such Excess Proceeds shall first be applied to pay or provide for the payment in full of all such Other Obligations before any payment or distribution may be made in respect of the Debentures. See "Description of Debt Securities -- Subordination of Subordinated
Securities -- Subordination Provisions" in the accompanying Prospectus.

     By reason of such subordination, in the event of insolvency of the Corporation, holders of the Debentures may recover less, ratably, than holders of Senior Indebtedness and Other Obligations and may also recover less, ratably, than holders of Existing Subordinated Indebtedness and other creditors of the Corporation. See "Description of Debt Securities -- Subordination of Subordinated Securities -- Subordination Provisions," and for principal amounts outstanding of other issues of the Corporation's subordinated debt, see "Description of Debt Securities -- Outstanding Amount of Subordinated Securities" in the accompanying Prospectus.

                                  UNDERWRITING

     Bear, Stearns & Co. Inc. (the "Underwriter") has agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Corporation $250,000,000 principal amount of the Debentures.

     The Corporation is obligated to sell, and the Underwriter is obligated to purchase, all of the Debentures offered hereby if any are purchased.

     The Underwriter has advised the Corporation that it proposes to offer the Debentures initially at the public offering price set forth on the cover page hereof and to certain dealers at a price that represents a concession not in excess of .250% of the principal amount of the Debentures. The Underwriter may allow, and such dealers may reallow, a concession not in excess of .200% of the principal amount of the Debentures, to certain other dealers. After the initial public offering, the public offering price and the concessions may be changed by the Underwriter.

     The Corporation has agreed to indemnify the Underwriter, or to contribute to losses arising out of certain liabilities, including certain liabilities under the Securities Act of 1933, as amended.

     The Debentures are a new issue of securities with no established trading market. The Corporation does not intend to apply for listing of the Debentures on a national securities exchange but has been advised by the Underwriter that it presently intends to make a market in the Debentures, as permitted by applicable laws and regulations. The Underwriter is not obligated, however, to make a market in the Debentures and any such market making may be discontinued at any time at the sole discretion of the Underwriter. Accordingly, no assurance can be given as to the liquidity of or trading markets for the Debentures or that an active public market for the Debentures will develop. If active public markets for the Debentures do not develop, the market prices and liquidity of the Debentures may be adversely affected.

     In order to facilitate the offering, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the Debentures during and after the offering. Specifically, the Underwriter may over-allot or otherwise create a short position in the Debentures for its own account by selling more Debentures than have been sold to it by the Corporation. The Underwriter may elect to cover any short position by purchasing the Debentures in the open market. In addition, the Underwriter may stabilize or maintain the price of the Debentures by bidding for or purchasing Debentures in the open market and may impose penalty bids, under which selling concessions allowed to broker-dealers participating in the offering are reclaimed if the Debentures previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the Debentures at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Debentures to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions, if commenced, may be discontinued at any time.

     The Underwriter receives customary fees for ordinary brokerage transactions with the Corporation and its affiliates. The Underwriter and its affiliates have performed investment banking services in the ordinary course of their respective businesses for the Corporation and its affiliates in the past, for which they have received customary compensation, and may continue to do so in the future.

                                 LEGAL OPINIONS

     The validity of the Debentures offered hereby will be passed upon for the Corporation by William F. Rosenblum, Jr., Senior Vice President, Deputy General Counsel and Corporate Secretary of the Corporation, and for the Underwriter by Stroock & Stroock & Lavan LLP, New York, New York, counsel to the Underwriter. Such counsel will rely as to matters of Maryland law on the opinion of Piper & Marbury L.L.P., Baltimore, Maryland.

                                    EXPERTS

     The consolidated statements of condition of the Corporation as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996, and the consolidated statements of condition of the Bank as of December 31, 1996 and 1995 in the Corporation's Annual Report on Form 10-K for the year ended December 31, 1996 have been incorporated herein by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

======================================================

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE CORPORATION SINCE THE DATE HEREOF OR THEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                      PAGE
                                      ----
Republic New York Corporation......   S-2
Application of Proceeds............   S-2
Summary Financial Information......   S-3
Description of Debentures..........   S-4
Underwriting.......................   S-8
Legal Opinions.....................   S-8
Experts............................   S-9

PROSPECTUS
(SELECTED PROVISIONS)
Incorporation of Certain Documents
  by Reference.....................     2
Available Information..............     2
Republic New York Corporation......     3
Application of Proceeds............     7
Description of Debt Securities.....     7
Description of the Corporation's
  Outstanding Capital Stock........    43
Plan of Distribution...............    45
Legal Opinions.....................    50
Experts............................    50

======================================================

======================================================

                                  $250,000,000

                                [REPUBLIC LOGO]

                               7.20% SUBORDINATED

                              DEBENTURES DUE 2097

                ------------------------------------------------

                             PROSPECTUS SUPPLEMENT

                ------------------------------------------------

                            BEAR, STEARNS & CO. INC.

                                 JULY 17, 1997

======================================================